UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*
Universal Travel Group
(Name of Issuer) Common Stock, $0.001 par value
(Title of Class of Securities) 71388Q202
(CUSIP Number) Jiangping Jiang Room 908, Building A Rongchao Marina Bay Center No 2021 Haixiu Road, Bao’an District Shenzhen, People’s Republic of China 518133 Tel:+86-755-86336534
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) September 13, 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  71388Q202

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Prima Galaxy Enterprises Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization British Virgin Islands
Number of Shares Bene- ficially by Owned by Each Reporting Person With	7. Sole Voting Power 4,498,246
8. Shared Voting Power 0
9. Sole Dispositive Power 4,498,246
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,498,246
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 22.61%
14. Type of Reporting Person (See Instructions) CO

CUSIP No. 71388Q202

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jiangping Jiang
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization People’s Republic of China
Number of Shares Bene- ficially by Owned by Each Reporting Person With	7. Sole Voting Power 4,498,246
8. Shared Voting Power 0
9. Sole Dispositive Power 4,498,246
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,498,246
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 22.61%
14. Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This statement on Schedule 13D refers to the shares of common stock, par value $0.001 per share (the "Shares") of Universal Travel Group, a Nevada corporation (the "Company").  The Company's principal executive offices are located at Room 909, Building A, Rongchao Marina Bay Center, No 2021 Haixiu Road, Bao’an District, Shenzhen, People’s Republic of China 518133.

Item 2. Identity and Background

(a) This statement is filed on behalf of Prima Galaxy Enterprises Limited (“Prima Galaxy”) and Jiangping Jiang (“Jiang” and together with Prima Galaxy, the “Reporting Persons”).

(b) Prima Galaxy engages in the business of investing and consulting. Its principal office is located at Palm Grove House, P.O.Box 438, Road Town, Tortola, British Virgin Islands.

(c) Jiang is the Chairwoman and Chief Executive Officer of the Company, a travel services provider in China, offering package tours, air ticketing, and hotel reservation services.  Jiang is also the sole shareholder of Prima Galaxy.  Jiang’s business address is Room 908, Building A Rongchao Marina Bay Center, No 2021 Haixiu Road, Bao’an District, Shenzhen, People’s Republic of China.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof were or are subjects to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Prima Galaxy is established in the British Virgin Islands and Jiang is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration

The 4,498,246 Shares to which this Schedule 13D relates were transferred from Jiang to Prima Galaxy without any consideration.

Item 4. Purpose of Transaction

The Shares to which this Schedule 13D relates were transferred to Prima Galaxy to hold on behalf of Jiang, who is the sole shareholder of Prima Galaxy.

Except as set forth above, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The Reporting Persons beneficially own 4,498,246 Shares of the Company, representing approximately 22.61% of such class of securities.  The percentage of the Shares beneficially owned by the Reporting Persons is based on a total of 19,898,235 Shares of the Company outstanding as of August 15, 2011 as reported in the Company's Form 10-Q for the quarterly period ended June 30, 2011 filed with the Securities and Exchange Commission on August 15, 2011.

Jiang has the sole power to vote or dispose of all of the Shares he beneficially owns through Prima Galaxy.

Except as otherwise described herein, Prima Galaxy has not effected any transactions with respect to the Shares in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the relationship between the Reporting Persons as described above under Item 2 and the Joint Filing Agreement attached as Exhibit 99.1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 23, 2011

Prima Galaxy Enterprises Limited

By:	/s/ Jiangping Jiang
Name: Jiangping Jiang
Title: Sole Shareholder

/s/ Jiangping Jiang
Name: Jiangping Jiang